SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

CIM Commercial Trust Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

125525584
(CUSIP Number)

Gregory Morillo

c/o Lionbridge Capital I, LP

600 Madison Avenue, 15th Floor

New York, New York 10022

(212) 300-8003
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

Robert E. Robotti

Robotti & Company, Incorporated

One Grand Central Place

60 East 42nd Street, Suite 3100

New York, NY 10165-0057

(212) 986-4800

January 8, 2021
(Date of Event Which Requires Filing This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: Not Applicable

1.	Name of Reporting Persons Lionbridge Capital I, LP*
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of Funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 183,339
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 183,339
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,339
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by amount in Row (11) 1.24%
14.	Type of Reporting Person PN

* The information relating to the Shares disclosed in this Statement is based on 14,827,410 Shares outstanding as of September 30, 2020 and calculated in accordance with the requirements of Rule 13d-3 under the Act. See Item 5 for details.

CUSIP No.: 125525584

1.	Name of Reporting Persons Lionbridge Capital, LP*
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of Funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 60,761
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 60,761
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,761
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by amount in Row (11) Less than 1%
14.	Type of Reporting Person PN

* The information relating to the Shares disclosed in this Statement is based on 14,827,410 Shares outstanding as of September 30, 2020 and calculated in accordance with the requirements of Rule 13d-3 under the Act. See Item 5 for details.

CUSIP No.: 125525584

1.	Name of Reporting Persons Lionbridge Capital GP, LLC*
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of Funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 183,339
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 183,339
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,339
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by amount in Row (11) 1.24%
14.	Type of Reporting Person OO

* The information relating to the Shares disclosed in this Statement is based on 14,827,410 Shares outstanding as of September 30, 2020 and calculated in accordance with the requirements of Rule 13d-3 under the Act. See Item 5 for details.

CUSIP No.: 125525584

1.	Name of Reporting Persons Lionbridge GP, LLC*
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 60,761
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 60,761
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,761
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by amount in Row (11) Less than 1%
14.	Type of Reporting Person OO

* The information relating to the Shares disclosed in this Statement is based on 14,827,410 Shares outstanding as of September 30, 2020 and calculated in accordance with the requirements of Rule 13d-3 under the Act. See Item 5 for details.

CUSIP No.: 125525584

1.	Name of Reporting Persons Lionbridge Asset Management, LLC*
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 244,100
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 244,100
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 244,100
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by amount in Row (11) 1.65%
14.	Type of Reporting Person OO

* The information relating to the Shares disclosed in this Statement is based on 14,827,410 Shares outstanding as of September 30, 2020 and calculated in accordance with the requirements of Rule 13d-3 under the Act. See Item 5 for details.

CUSIP No.: 125525584

1.	Name of Reporting Persons Gregory Morillo*
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 244,100
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 244,100
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 244,100
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by amount in Row (11) 1.65%
14.	Type of Reporting Person IN, HC

* The information relating to the Shares disclosed in this Statement is based on 14,827,410 Shares outstanding as of September 30, 2020 and calculated in accordance with the requirements of Rule 13d-3 under the Act. See Item 5 for details.

CUSIP No.: 125525584

1.	Name of Reporting Persons The Ravenswood Investment Company, L.P.*
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of Funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 293,415
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 293,415
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 293,415
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by amount in Row (11) 1.98%
14.	Type of Reporting Person PN

* The information relating to the Shares disclosed in this Statement is based on 14,827,410 Shares outstanding as of September 30, 2020 and calculated in accordance with the requirements of Rule 13d-3 under the Act. See Item 5 for details.

CUSIP No.: 125525584

1.	Name of Reporting Persons Ravenswood Investments III, L.P.*
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of Funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 174,135
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 174,135
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,135
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by amount in Row (11) 1.17%
14.	Type of Reporting Person PN

* The information relating to the Shares disclosed in this Statement is based on 14,827,410 Shares outstanding as of September 30, 2020 and calculated in accordance with the requirements of Rule 13d-3 under the Act. See Item 5 for details.

CUSIP No.: 125525584

1.	Name of Reporting Persons Ravenswood Management Company, L.L.C.*
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 467,550
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 467,550
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 467,550
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by amount in Row (11) 3.15%
14.	Type of Reporting Person HC

* The information relating to the Shares disclosed in this Statement is based on 14,827,410 Shares outstanding as of September 30, 2020 and calculated in accordance with the requirements of Rule 13d-3 under the Act. See Item 5 for details.

CUSIP No.: 125525584

1.	Name of Reporting Persons Robotti & Company Advisors, LLC*
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of Funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 467,550
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 467,550
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 467,550
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by amount in Row (11) 3.15%
14.	Type of Reporting Person IA, OO

* The information relating to the Shares disclosed in this Statement is based on 14,827,410 Shares outstanding as of September 30, 2020 and calculated in accordance with the requirements of Rule 13d-3 under the Act. See Item 5 for details.

CUSIP No.: 125525584

1.	Name of Reporting Persons Robotti Securities, LLC*
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of Funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by amount in Row (11) Less than 1%
14.	Type of Reporting Person BD, OO

* The information relating to the Shares disclosed in this Statement is based on 14,827,410 Shares outstanding as of September 30, 2020 and calculated in accordance with the requirements of Rule 13d-3 under the Act. See Item 5 for details.

CUSIP No.: 125525584

1.	Name of Reporting Persons Robotti & Company, Incorporated*
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of Funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization New York
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 467,550
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 468,050
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 468,050
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by amount in Row (11) 3.16%
14.	Type of Reporting Person HC, OO

* The information relating to the Shares disclosed in this Statement is based on 14,827,410 Shares outstanding as of September 30, 2020 and calculated in accordance with the requirements of Rule 13d-3 under the Act. See Item 5 for details.

CUSIP No.: 125525584

1.	Name of Reporting Persons Robert E. Robotti*
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 467,550
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 468,050

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 468,050
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by amount in Row (11) 3.16%
14.	Type of Reporting Person IN, HC

* The information relating to the Shares disclosed in this Statement is based on 14,827,410 Shares outstanding as of September 30, 2020 and calculated in accordance with the requirements of Rule 13d-3 under the Act. See Item 5 for details.

CUSIP No.: 125525584

1.	Name of Reporting Persons Kenneth R. Wasiak Sr.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of Funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 467,550
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 467,550

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 467,550
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by amount in Row (11) 3.15%
14.	Type of Reporting Person IN, HC

* The information relating to the Shares disclosed in this Statement is based on 14,827,410 Shares outstanding as of September 30, 2020 and calculated in accordance with the requirements of Rule 13d-3 under the Act. See Item 5 for details.

CUSIP No.: 125525584

1.	Name of Reporting Persons Thomas D. Ferguson*
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by amount in Row (11) 0%
14.	Type of Reporting Person IN

* The information relating to the Shares disclosed in this Statement is based on 14,827,410 Shares outstanding as of September 30, 2020 and calculated in accordance with the requirements of Rule 13d-3 under the Act. See Item 5 for details.

CUSIP No.: 125525584

1.	Name of Reporting Persons Mark C. Gelnaw*
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by amount in Row (11) 0%
14.	Type of Reporting Person IN

* The information relating to the Shares disclosed in this Statement is based on 14,827,410 Shares outstanding as of September 30, 2020 and calculated in accordance with the requirements of Rule 13d-3 under the Act. See Item 5 for details.

CUSIP No.: 125525584

1.	Name of Reporting Persons Raymond V. Marino II*
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by amount in Row (11) 0%
14.	Type of Reporting Person IN

* The information relating to the Shares disclosed in this Statement is based on 14,827,410 Shares outstanding as of September 30, 2020 and calculated in accordance with the requirements of Rule 13d-3 under the Act. See Item 5 for details.

CUSIP No.: 125525584

1.	Name of Reporting Persons John S. Moran*
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of Funds (see instructions) PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.	Citizen or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 30,909
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 30,909
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,909
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by amount in Row (11) Less than 1%
14.	Type of Reporting Person IN

* The information relating to the Shares disclosed in this Statement is based on 14,827,410 Shares outstanding as of September 30, 2020 and calculated in accordance with the requirements of Rule 13d-3 under the Act. See Item 5 for details.

CUSIP No.: 125525584

1.	Name of Reporting Persons James O’Leary*
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of Funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) X
6.	Citizen or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by amount in Row (11) 0%
14.	Type of Reporting Person IN

* The information relating to the Shares disclosed in this Statement is based on 14,827,410 Shares outstanding as of September 30, 2020 and calculated in accordance with the requirements of Rule 13d-3 under the Act. See Item 5 for details.

CUSIP No.: 125525584

Item 1.	Security and Issuer

This Schedule 13D relates to the issued and outstanding shares of common stock, $0.001 par value per share (the “Shares”), of CIM Commercial Trust Corporation, a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 17950 Preston Road, Suite 600, Dallas, Texas 75252.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by:

(i)	Lionbridge Capital I, LP, a Delaware limited partnership (“Lionbridge Capital I”), with respect to the Shares directly and beneficially owned by it;

(ii)	Lionbridge Capital, LP, a Delaware limited partnership (“Lionbridge Capital”), with respect to the Shares directly and beneficially owned by it;

(iii)	Lionbridge Capital GP, LLC, a Delaware limited liability company (“Lionbridge Capital GP”), which serves as the general partner of Lionbridge Capital I;

(iv)	Lionbridge GP, LLC, a Delaware limited liability company (“Lionbridge GP”), which serves as the general partner of Lionbridge Capital;

(v)	Lionbridge Asset Management, LLC, a Delaware limited liability company (“Lionbridge Asset Management”), which serves as the asset manager of each of Lionbridge Capital I and Lionbridge Capital;

(vi)	Gregory Morillo is the controlling managing member of each of Lionbridge GP, Lionbridge Capital GP and Lionbridge Asset Management, and as a nominee for the Board of Directors of the Issuer (the “Board”);

(vii)	The Ravenswood Investment Company, L.P., a Delaware limited partnership (“Ravenswood I”), with respect to the Shares directly and beneficially owned by it;

(viii)	Ravenswood Investments III, L.P., a New York limited partnership (“Ravenswood III”), with respect to the Shares directly and beneficially owned by it;

(ix)	Ravenswood Management Company, L.L.C., a New York limited liability company (“Ravenswood Management Company”), which serves as the general partner of each of Ravenswood I and Ravenswood III;

(x)	Robotti & Company Advisors, LLC, a New York limited liability company (“Robotti Advisors”), which serves as the investment adviser to Ravenswood I and Ravenswood III;

(xi)	Robotti Securities, LLC, a New York limited liability company (“Robotti Securities”), which is a registered broker dealer and manages a discretionary account for a customer which contains Shares as identified herein;

(xii)	Robotti & Company, Incorporated, a New York corporation (“Robotti Incorporated”), is the parent company to Robotti Advisors and Robotti Securities;

(xiii)	Robert E. Robotti is the President and Treasurer of Robotti Incorporated, a managing member of Ravenswood Management Company, the President of Robotti Advisors and Robotti Securities and an individual person who controls Robotti Incorporated;

CUSIP No.: 125525584

(xiv)	Kenneth R. Wasiak Sr. is a managing member of Ravenswood Management Company and a board member of Robotti Incorporated;

(xv)	Thomas D. Ferguson is a nominee for the Board;

(xvi)	Mark C. Gelnaw is a nominee for the Board;

(xvii)	Raymond V. Marino II is a nominee for the Board;

(xviii)	John S. Moran is a nominee for the Board and with respect to the Shares directly and beneficially owned by him; and

(xix)	James O’Leary is a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons have entered into certain agreements, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)          The address of the principal office of each of Lionbridge Capital I, Lionbridge Capital, Lionbridge Capital GP, Lionbridge GP, Lionbridge Asset Management and Mr. Morillo is 600 Madison Avenue, 15th Floor, New York, New York 10022. The address of the principal office of each of Ravenswood I, Ravenswood III, Ravenswood Management Company, Robotti Advisors, Robotti Securities and Robotti Incorporated and Mr. Robotti is c/o Robotti & Company, Incorporated, One Grand Central Plaza, 60 East 42nd Street, Suite 3100, New York, New York 10165. The address of the principal office of Mr. Wasiak Sr. is 104 Gloucester Road, Massapequa, New York 11758. The address of the principal office of Mr. Ferguson is c/o 511 Partners, LLC, 3889 Maple Ave, Suite 350, Dallas, Texas 75219. The address of the principal office of Mr. Gelnaw is 19100 SE County Line Rd, Tequesta, Florida 33469. The address of the principal office of Mr. Marino is 1600 West Hillsdale Blvd., Suite 204, San Mateo, California 94402. The address of the principal office of Mr. Moran is c/o Robotti Securities LLC, One Grand Central Plaza, 60 East 42nd Street, Suite 3100, New York, New York 10165. The address of the principal office of Mr. O’Leary is 1355 Lake Park Drive, Birmingham, Michigan 48009.

(c)          The principal business of each of Lionbridge Capital I, Lionbridge Capital is operating as private investment partnerships to invest in securities. The principal business of Ravenswood I and Ravenswood III is acting as private investment partnerships engaged in the purchase and sale of securities for their own accounts. Ravenswood I and Ravenswood III are also advisory clients of Robotti Advisors.

The principal business of Lionbridge Capital GP is serving as the general partner of Lionbridge Capital I. The principal business of Lionbridge GP is serving as the general partner of Lionbridge Capital. The principal business of Lionbridge Asset Management is serving as the asset manager for each of Lionbridge Capital I and Lionbridge Capital.

The principal business of Ravenswood Management Company is serving as the general partner of each of Ravenswood I and Ravenswood III. The principal business of Robotti Advisors is serving as an investment adviser. The principal business of Robotti Securities is serving as a registered broker dealer. The principal business of Robotti Incorporated is serving as the parent holding company of Robotti Advisors and Robotti Securities. The principal occupation of Mr. Robotti is serving as President and Treasurer of Robotti Incorporated and as an investment advisory professional and general partner of Ravenswood Management Company and Robotti Securities. Mr. Wasiak Sr. is retired.

CUSIP No.: 125525584

The principal occupation of Mr. Morillo is serving as the controlling managing member of each of Lionbridge GP, Lionbridge Capital GP and Lionbridge Asset Management. The principal occupation of Mr. Ferguson is serving as an independent real estate investment professional. The principal occupation of Mr. Gelnaw is serving as an independent real estate and investment professional. The principal occupation of Mr. Marino is serving as an independent real estate professional. The principal occupation of Mr. Moran is serving as an investment analyst for Robotti Securities. The principal occupation of Mr. O’Leary is serving on the board of directors of a publicly traded company.

(d)          No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Each of the Reporting Persons who are individual persons are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Shares purchased by Lionbridge Capital I and Lionbridge Capital were purchased with working capital in open market purchases as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 183,339 Shares beneficially owned by Lionbridge Capital I is approximately $2,174,915, including brokerage commissions. The aggregate purchase price of the 60,761 Shares beneficially owned by Lionbridge Capital is approximately $644,302, including brokerage commissions.

The Shares purchased by Ravenswood I and Ravenswood III were purchased with working capital in open market purchases as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 293,415 Shares beneficially owned by Ravenswood I is approximately $3,213,601, including brokerage commissions. The aggregate purchase price of the 174,135 Shares beneficially owned by Ravenswood III is approximately $1,877,407, including brokerage commissions.

The Shares purchased by John S. Moran were purchased with personal funds in open market purchases as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 30,909 Shares beneficially owned by Mr. Moran is approximately $348,807, including brokerage commissions.

The aggregate purchase price of 500 Shares deemed beneficially owned by Robotti Securities is approximately $7,576 (including brokerage fees and expenses) and were paid for using the personal funds of a discretionary brokerage customer of Robotti Securities.

Item 4.	Purpose of Transaction

On January 8, 2021, the Reporting Persons crossed the reporting threshold for filing this Schedule 13D when they acquired, in a series of open market purchases, more than 5% of all Shares issued and outstanding. The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions and other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP No.: 125525584

On January 13, 2021, Lionbridge Capital and Robotti Advisors issued a press release announcing the nomination of six highly qualified independent candidates for election to the Board at the Issuer’s 2021 annual meeting of stockholders and including a link to the text of a letter that Lionbridge Capital I and Ravenswood I sent to the Board Of Directors of the Issuer at that time. The letter to the Issuer, among other things, expressed certain of the Reporting Persons' concerns as well as highlighted potential opportunities for the Issuer to maximize stockholder value. The Reporting Persons expressed their concerns that the Board may be favoring the interests of the Issuer's external operator and administrative services provider to the detriment of the Issuer's stockholders. As indicated in the letter, the Reporting Persons anticipate that a newly constituted board of directors of the Issuer would undertake a strategic review of the Issuer exploring all options, including but not limited to one or more potential transactions that reflect the Issuer's underlying value. The full text of the press release and the letter is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On December 11, 2020, Lionbridge Capital I and Ravenswood I delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of six highly qualified director candidates, including Thomas D. Ferguson, Mark C. Gelnaw, Raymond V. Marino II, John S. Moran, Greg Morillo and James O’Leary (collectively, the “Nominees”), for election to the Board at the Issuer’s 2021 annual meeting of stockholders. The Nomination Letter initially nominated seven individuals however one of those individuals has since withdrawn. As evidenced by their detailed biographies below, the Nominees have backgrounds spanning real estate, operations, finance, investing, strategic transformation, and public company governance.

Thomas D. Ferguson, 66, is a commercial real estate investment professional with extensive experience in the investment, management, construction, sales, and financing of all major types of commercial real estate projects including office, hotel, multifamily, senior living, student housing, and golf related investments. Mr. Ferguson is currently the Managing Member of 511 Partners, LLC, a private company he founded that provides real estate consulting services to financial institutions concerning public and private real estate related investments. He also serves on the Special Committee for Intelsat Envision Holdings, Inc. From 2003 to 2019, Mr. Ferguson worked in the Merchant Banking division of Goldman Sachs & Co. While at Goldman Sachs, Mr. Ferguson served a secondment as the Chief Executive Officer of American Golf, a portfolio company of Goldman Sachs. From 1983 to 1997, Mr. Ferguson worked for Paragon, a private real estate development and management company headquartered in Dallas, where he was directly involved the company’s IPO in 1994 as Chief Financial Officer up until its merger with Camden Property Trust in 1997. The Nominating Stockholders believe that Mr. Ferguson’s extensive real estate investment and management experience together with his senior level experience working at a large investment firm will make him a valuable addition to the Board.

Mark C. Gelnaw, 63, is a senior investment executive with significant experience leading, developing, and managing new businesses within various types of financial services environments. Mr. Gelnaw is currently the Managing Partner of Breakwater Ventures, LLC, a New York and Florida based company he founded in 2006 to develop, invest in, and manage a set of diverse business opportunities relating to real estate, energy services, medical devices, diagnostic equipment, and emerging companies. From 2000 to 2005, Mr. Gelnaw served in various senior management roles at Deutsche Bank in New York, where, among other roles, he was responsible for the development of the global real estate business by altering the strategic direction to a third-party business. From 1997 to 2000, Mr. Gelnaw was a Managing Director in the Equities Division of the London branch of Deutsche Bank Securities, Inc., where he served on the firm’s Global Equity Management Committee. From 1986 to 1996, Mr. Gelnaw served in various senior roles at Deutsche Bank, Lehman Brothers, Inc., and Salomon, Inc. Mr. Gelnaw received a bachelor’s degree in Accounting from Georgetown University and is a Certified Public Accountant. The Nominating Stockholders believe that Mr. Gelnaw’s accounting background and his extensive investment management experience both at large public financial institutions and more recently through his own private company will make him a valuable addition to the Board.

CUSIP No.: 125525584

Raymond V. Marino II, 62, has served in several senior executive positions with two publicly traded real estate investment trusts. From 2001 to 2012, he was a member of the Board of Directors, President and Chief Operating Officer of Mission West Properties, Inc., which developed, owned, and managed significant office and research and development space in the Silicon Valley of the San Francisco Bay area. From 1996 to 2000, Mr. Marino was the President and CEO and a member of the Board of Directors of Pacific Gateway Properties, Inc., which developed and owned a diverse portfolio of suburban and central business district multitenant office, multifamily, industrial, hospitality, retail, and mixed-use properties in five states. Mr. Marino served as Chief Financial Officer and Chief Operating Officer of the company from 1992 to 1996. Early in his career, Mr. Marino worked for four years at Coopers & Lybrand (now PriceWaterhouseCoopers LLP), and he held several other senior financial management positions with public and private companies. Mr. Marino is a graduate of Golden Gate University, where he obtained an M.S. degree, and of Santa Clara University, where he obtained a B.S. degree. The Nominating Stockholders believe that Mr. Marino’s senior management roles in two publicly traded real estate investment trusts will make him a valuable addition to the Board.

John S. Moran, 59, has approximately 35 years of experience working in publicly traded real estate securities as a securities analyst, intuitional portfolio manager, investment manager and investor. Since 2018, Mr. Moran has worked as an Investment Analyst for Robotti Securities, LLC, a broker-dealer registered with the U.S. Securities and Exchange Commission. From 2015 to 2018, Mr. Moran was a Vice President at JP Morgan Securities. Mr. Moran has also served in various senior financial analyst and investment management roles at several financial institutions including Morgan Stanley, Kidder Peabody, A.G. Edwards & Sons, Ingalls & Snyder, and PRA Securities Advisors, which is now a subsidiary of Heitman Capital Management, where he served as a portfolio manager for one of the first dedicated institutional mutual funds for investing in real estate investment trusts. Mr. Moran holds a B.S. in Business Administration – Finance and Banking from the University of Missouri. He is a Chartered Financial Analyst (CFA) and also holds the FINRA Series 7 and 63 licenses with Robotti Securities, LLC. The Nominating Stockholders believe that Mr. Moran’s substantial investment analyst experience, especially in the area of real estate investment trusts, will make him a valuable addition to the Board.

Gregory Morillo, 35, is an independent investment management and real estate industry professional with significant experience investing in direct real estate as well as publicly traded real estate and real estate related securities. Mr. Morillo founded Lionbridge Capital LP in 2018, a value-oriented investment company that invests in REITs and real estate related companies. Prior to founding Lionbridge, from 2015 to 2018, Mr. Morillo was an Analyst at Kingstown Capital LP, a value-oriented investment partnership that focuses on special situation securities across the capital structure. Previously, Mr. Morillo worked at Talisman Group, LLC and Wesley Capital Management, LLC, where he was responsible for real estate related investments. Mr. Morillo received his B.S. in Economics from the Wharton School at the University of Pennsylvania in 2008. The Nominating Stockholders believe that Mr. Morillo will be a valuable addition to the Board because of his extensive real estate investment and management experience, together with his familiarity with the capital markets and institutional investors.

James O’Leary, 57, served as Chairman of the Board of Directors of BMC Stock Holdings, Inc., since 2015 until its merger with Builders FirstSource, which was consummated in January 2021. Mr. O’Leary now serves as a director of Builders FirstSource. Mr. O’Leary recently served as Chairman and Chief Executive Officer of WireCo WorldGroup, Inc., the world’s leading supplier of steel and synthetic rope and electromechanical cable, from January 2017 until his retirement from that company in July 2019. He has served as Chairman and Senior Advisor to Kinematics Manufacturing Corp., a leading global supplier of slewing drive systems, since 2015, and as a member of Madison Dearborn Partners’ Basic Industries’ Advisory Group since 2014. He previously served as Chairman and Chief Executive Officer of Kaydon Corporation, Inc., a leading manufacturer of highly engineered industrial products, from 2007 until its sale in 2014, and was an independent director of that company from 2005 until 2007. He is a member of the Committee on Development and Alumni Relations & Government and Community Relations for Pace University. Mr. O’Leary holds a B.B.A. from Pace University and an M.B.A. from the Wharton School of the University of Pennsylvania. The Nominating Stockholder believe that Mr. O’Leary’s experience in senior management of large manufacturing and highly engineered industrial products businesses will make him a valuable addition to the Board.

CUSIP No.: 125525584

Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling some or all of their Shares, or changing their intention with respect to any and all matters referred to in Item 4.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 14,827,410 Shares outstanding as of September 30, 2020, which is the total number of Shares reported outstanding in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2020.

A.       Lionbridge Capital I

(a)   As of the close of business on the date hereof, Lionbridge Capital I directly owned 183,339 Shares.

Percentage: 1.24%

(b)   1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 183,339

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 183,339

(c)   The transactions in securities of the Issuer by Lionbridge Capital I during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

B.       Lionbridge Capital

(a)   As of the close of business on the date hereof, Lionbridge Capital directly owned 60,761 Shares.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 60,761

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 60,761

(c)   The transactions in securities of the Issuer by Lionbridge Capital during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

C.       Lionbridge Capital GP

(a)   Lionbridge Capital GP is the general partner of Lionbridge Capital I and may be deemed the beneficial owner of the 183,339 Shares owned by Lionbridge Capital I.

Percentage: 1.24%

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(b)  1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 183,339

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 183,339

(c)   Lionbridge Capital GP has not entered into any transactions in securities of the Issuer during the past 60 days. The transactions in securities of the Issuer on behalf of Lionbridge Capital I during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.       Lionbridge GP

(a)   Lionbridge GP is the general partner of Lionbridge Capital and may be deemed the beneficial owner of the 60,761 Shares owned by Lionbridge Capital.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 60,761

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 60,761

(c)   Lionbridge GP has not entered into any transactions in securities of the Issuer during the past 60 days. The transactions in securities of the Issuer on behalf of Lionbridge Capital during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

E.        Lionbridge Asset Management

(a)   Lionbridge Asset Management is the investment manager of both Lionbridge Capital I and Lionbridge Capital and may be deemed the beneficial owner of the 183,339 Shares owned by Lionbridge Capital I together with the 60,761 Shares owned by Lionbridge Capital.

Percentage: 1.65%

(b)   1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 244,100

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 244,100

(c)   Lionbridge Asset Management has not entered into any transactions in securities of the Issuer during the past 60 days. The transactions in securities of the Issuer on behalf of each of Lionbridge Capital I and Lionbridge Capital during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

F.       Mr. Morillo

(a)   Mr. Morillo is an individual person who controls Lionbridge Capital GP, Lionbridge GP and Lionbridge Asset Management as the controlling managing member, and may be deemed the beneficial owner of the 183,339 Shares owned by Lionbridge Capital I together with the 60,761 Shares owned by Lionbridge Capital.

Percentage: 1.65%

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(b)   1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 244,100

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 244,100

(c)   Mr. Morillo has not entered into any transactions in securities of the Issuer during the past 60 days. The transactions in securities of the Issuer on behalf of each of Lionbridge Capital I and Lionbridge Capital during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

G.       Ravenswood I

(a)   As of the close of business on the date hereof, Ravenswood I directly owned 293,415 Shares.

Percentage: 1.98%

(b)   1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 293,415

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 293,415

(c)   The transactions in securities of the Issuer by Ravenswood I during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

H.       Ravenswood III

(a)   As of the close of business on the date hereof, Ravenswood III directly owned 174,135 Shares.

Percentage: 1.17%

(b)   1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 174,135

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 174,135

(c)   The transactions in securities of the Issuer by Ravenswood III during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

I.         Ravenswood Management Company

(a)   Ravenswood Management Company is the general partner of both Ravenswood I and Ravenswood III and may be deemed the beneficial owner of, the 293,415 Shares owned by Ravenswood I and the 174,135 Shares owned by Ravenswood III.

Percentage: 3.15%

(b)   1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 467,550

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3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 467,550

(c)   Ravenswood Management Company has not entered into any transactions in securities of the Issuer during the past 60 days. The transactions in securities of the Issuer on behalf of each of Ravenswood I and Ravenswood III during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

J.        Robotti Advisors

(a)   Robotti Advisors is the investment manager of both Ravenswood I and Ravenswood III and may be deemed the beneficial owner of the 293,415 Shares held by Ravenswood I and the 174,135 Shares held by Ravenswood III.

Percentage: 3.15%

(b)   1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 467,550

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 467,550

(c)   Robotti Advisors has not entered into any transactions in securities of the Issuer during the past 60 days. The transactions in securities of the Issuer on behalf of each of Ravenswood I and Ravenswood III during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

K.       Robotti Securities

(a)   Robotti Securities does not hold any Shares directly but may be deemed the beneficial owner of the 500 Shares held in a discretionary account managed by Robotti Securities.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 500

(c)   Robotti Securities has not entered into any transactions in securities of the Issuer during the past 60 days.

L.        Robotti Incorporated

(a)   Robotti Incorporated is the owner of both Robotti Advisors and Robotti Securities and may be deemed the beneficial owner of the 467,550 Shares beneficially owned by Robotti Advisors and the 500 Shares held by a discretionary account customer of Robotti Securities.

Percentage: 3.16%

(b)   1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 467,550

3. Sole power to dispose or direct the disposition: 0

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4. Shared power to dispose or direct the disposition: 468,050

(c)   Neither Robotti Incorporated, Ravenswood I nor Ravenswood III have entered into any transactions in securities of the Issuer during the past 60 days.

M.      Mr. Robotti

(a)   Mr. Robotti is a managing member of Ravenswood Management Company and may be deemed the beneficial owner of the 293,415 Shares owned by Ravenswood I together with the 174,135 Shares owned by Ravenswood III. Mr. Robotti may also be deemed the beneficial owner of 500 Shares held in a discretionary account managed by Robotti Securities.

Percentage: 3.16%

(b)   1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 467,550

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 468,050

(c)   Mr. Robotti has not entered into any transactions in securities of the Issuer during the past 60 days. The transactions in securities of the Issuer on behalf of each of Ravenswood I and Ravenswood III during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

N.       Mr. Wasiak Sr.

(a)   Mr. Wasiak Sr. is a managing member of Ravenswood Management Company and may be deemed the beneficial owner of the 293,415 Shares owned by Ravenswood I together with the 174,135 Shares owned by Ravenswood III.

Percentage: 3.15%

(b)   1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 467,550

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 467,550

(c)   Mr. Wasiak Sr. has not entered into any transactions in securities of the Issuer during the past 60 days. The transactions in securities of the Issuer on behalf of each of Ravenswood I and Ravenswood III during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

O.       Mr. Ferguson

(a)   As of the date hereof, Mr. Ferguson did not beneficially own any Shares.

(b)   1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)   Not applicable.

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P.        Mr. Gelnaw

(a)   As of the date hereof, Mr. Gelnaw did not beneficially own any Shares.

(b)   1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)   Not applicable.

Q.       Mr. Marino

(a)   As of the date hereof, Mr. Marino did not beneficially own any Shares.

(b)   1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)   Not applicable.

R.       Mr. Moran

(a)   Mr. Moran, an individual person, may be deemed to own 30,909 Shares for which he is the direct beneficial owner of such Shares.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 30,909

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 30,909

4. Shared power to dispose or direct the disposition: 0

(c)   Except as set forth in Schedule B, Mr. Moran has not entered into any transactions in securities of the Issuer during the past 60 days.

S.       Mr. O’Leary

(a)   As of the date hereof, Mr. O’Leary did not beneficially own any Shares.

(b)   1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)   Not applicable.

As of the close of business on January 8, 2021, the Reporting Persons collectively beneficially owned an aggregate of 743,059 Shares, constituting 5.01% of the Shares outstanding.

The voting and disposition rights to the 183,339 Shares directly owned by Lionbridge Capital I may be deemed to be shared by Lionbridge Capital I with Lionbridge Capital GP, Lionbridge Asset Management and Mr. Morillo. The voting and disposition rights to the 60,761 Shares directly owned by Lionbridge Capital may be deemed to be shared by Lionbridge Capital with Lionbridge GP, Lionbridge Asset Management and Mr. Morillo.

CUSIP No.: 125525584

The voting and disposition rights to the 293,415 Shares directly owned by Ravenswood I may be deemed to be shared by Ravenswood I with Ravenswood Management Company, Robotti Advisors, Robotti Incorporated, Mr. Robotti and Mr. Wasiak Sr. The voting and disposition rights to the 174,135 Shares directly owned by Ravenswood III may be deemed to be shared by Ravenswood III with Ravenswood Management Company, Robotti Advisors, Robotti Incorporated, Mr. Robotti and Mr. Wasiak Sr.

The disposition rights to 500 Shares held in a discretionary customer account of Robotti Securities may be deemed to be shared among Robotti Securities, Robotti Incorporated and Mr. Robotti.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein in which such person does not own a direct pecuniary interest.

(d)  With the exception of a discretionary account customer of Robotti Securities who has the right to receive dividends from, and the proceeds from the sale of, 500 Shares held in a discretionary account managed by Robotti Securities, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Lionbridge Capital and Robotti Advisors have entered into an agreement, dated November 20, 2020 (the “Coordination Agreement”), pursuant to which they have agreed, among other things, to coordinate efforts and share certain expenses in connection with the nomination of the Nominees, the conduct of any proxy contest and solicitation of proxies involving the Issuer, and the purchases and sales of Shares. The Coordination Agreement is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Each of the Reporting Persons is a party to a Joint Filing and Solicitation Agreement, dated as of December 31, 2020 (the “Joint Filing Agreement”), pursuant to which, among other things, the Reporting Persons agreed to (a) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer and (b) solicit proxies for the election of the Nominees at the 2021 Annual Meeting. The Joint Filing Agreement is filed herewith as Exhibit 99.2 and incorporated herein by reference.

Lionbridge Capital and Robotti Advisors have entered into letter agreements pursuant to which they and their affiliates agreed to indemnify the Nominees against claims arising from the solicitation of proxies from the Issuer’s stockholders and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP No.: 125525584

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1 Agreement, dated as of November 20, 2020, by and between Lionbridge Capital and Robotti Advisors

Exhibit 99.2 Joint Filing and Solicitation Agreement, dated as of December 31, 2020, by and among each of the Reporting Persons

Exhibit 99.3 Press Release, dated January 13, 2021, and text of referenced letter to the Issuer, dated January 13, 2021

Exhibit 99.4 Form of Indemnification Letter Agreement

CUSIP No.: 125525584

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 13, 2021

Lionbridge Capital I, LP		Ravenswood Management Company, L.L.C.
By: Lionbridge Capital GP, LLC, its
General Partner		By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
By:	/s/ Gregory Morillo	Title: President and Treasurer
Name: Gregory Morillo
Title: Managing Member		The Ravenswood Investment Company, L.P.
By: Ravenswood Management Company, L.L.C., its General Partner

Lionbridge Capital, LP
By: Lionbridge GP, LLC, its		By:	/s/ Robert E. Robotti
General Partner		Name: Robert E. Robotti
Title: Managing Member

By:	/s/ Gregory Morillo
Name: Gregory Morillo		Ravenswood Investments III, L.P.
Title: Managing Member		By: Ravenswood Management Company, L.L.C., its General Partner

Lionbridge Capital GP, LLC		By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
By:	/s/ Gregory Morillo	Title: Managing Member
Name: Gregory Morillo
Title: Managing Member
Robotti & Company Advisors, LLC

Lionbridge GP, LLC		By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
By:	/s/ Gregory Morillo	Title: President and Treasurer
Name: Gregory Morillo
Title: Managing Member		Robotti Securities, LLC

Lionbridge Asset Management, LLC		By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
Title: President and Treasurer

By:	/s/ Gregory Morillo	Robotti & Company, Incorporated
Name: Gregory Morillo
Title: Managing Member		By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
Title: President and Treasurer

CUSIP No.: 125525584

Individuals:

/s/ Gregory Morillo
Gregory Morillo

/s/ Robert E. Robotti
Robert E. Robotti

/s/ Kenneth R. Wasiak Sr.
Kenneth R. Wasiak Sr.

/s/ Thomas D. Ferguson
Thomas D. Ferguson

/s/ Mark C. Gelnaw
Mark C. Gelnaw

/s/ Raymond V. Marino II
Raymond V. Marino II

/s/ John S. Moran
John S. Moran

/s/ James O’Leary
James O’Leary

CUSIP No.: 125525584

SCHEDULE A

Directors and Officers of Robotti Incorporated, Robotti Advisors and Robotti Securities

The following table sets forth certain information concerning each of the directors and officers of each of the entities named below as of the date hereof.

Robotti & Company, Incorporated, Robotti & Company Advisors, LLC, and Robotti Securities, LLC

Name:

Robert E. Robotti

(Director, President, Treasurer)

Citizenship

U.S.A.

Principal Occupation:

President and Treasurer, Robotti & Company, Incorporated

Business Address:

60 East 42nd Street, Suite 3100, New York, New York 10165

Name:

Nancy Seklir

(Director)

Citizenship:

U.S.A.

Principal Occupation:

Retired

Business Address:

c/o Robotti & Company, Incorporated

60 East 42nd Street, Suite 3100, New York, New York 10165

Name:

Kenneth R. Wasiak Sr.

(Director)

Citizenship

U.S.A.

Principal Occupation:

Retired

Business Address:

104 Gloucester Road, Massapequa, New York 11758

Name:

Suzanne Robotti

(Director)

Citizenship

U.S.A.

Principal Occupation:

Founder, Medshadow Foundation

Business Address:

c/o Robotti & Company, Incorporated

60 East 42nd Street, Suite 3100, New York, New York 10165

CUSIP No.: 125525584

Name:

Erwin Mevorah

(Vice President, Secretary)

Citizenship

U.S.A.

Principal Occupation:

Vice President and Secretary, Robotti & Company, Incorporated

Business Address:

60 East 42nd Street, Suite 3100, New York, New York 10165

CUSIP No.: 125525584

SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

LIONBRIDGE CAPITAL I, LP
Nature of the Transaction	Amount of Securities Purchased/(Sold)	Weighted Average Price Per Share ($)	Range of Price Per Share ($)	Date of Purchase/Sale
Purchase	4,688	10.52620	10.330-10.750	11/16/2020
Purchase	1,000	10.35000	10.350-10.350	11/17/2020
Purchase	9,000	10.58990	10.200-10.750	11/18/2020
Purchase	3,015	9.78050	9.680-9.900	11/20/2020
Purchase	2,006	10.88830	10.850-10.910	11/24/2020
Purchase	12,065	10.79850	10.705-10.870	11/27/2020
Purchase	3,000	11.32280	11.200-11.470	12/4/2020
Purchase	3,383	11.71490	11.460-11.810	12/7/2020
Purchase	8,454	12.06080	11.900-12.180	12/9/2020
Purchase	20,000	11.74860	11.74860	12/15/2020
LIONBRIDGE CAPITAL, LP
Nature of the Transaction	Amount of Securities Purchased/(Sold)	Weighted Average Price Per Share ($)	Range of Price Per Share ($)	Date of Purchase/Sale
Purchase	2000	10.29120	10.260-10.310	11/18/2020
Purchase	6000	10.98670	10.960-11.000	11/24/2020

CUSIP No.: 125525584

Purchase	4000	10.79950	10.780-10.800	11/27/2020
Purchase	1000	10.58580	10.520-10.650	12/2/2020
Purchase	236	12.16000	12.160-12.160	12/7/2020
Purchase	4000	12.01620	11.990-12.150	12/9/2020
THE RAVENSWOOD INVESTMENT COMPANY, L.P.
Nature of the Transaction	Amount of Securities Purchased/(Sold)	Weighted Average Price Per Share ($)	Range of Price Per Share ($)	Date of Purchase/Sale
Purchase	392	9.75	9.710-9.850	11/11/2020
Purchase	3,966	10.30	10.220-10.300	11/12/2020
Purchase	30,500	10.63	10.450-10.750	11/13/2020
Purchase	15,250	10.57	10.145-10.700	11/17/2020
Purchase	4,881	10.04	9.935-10.210	11/19/2020
Purchase	21,350	10.53	9.800-10.990	11/23/2020
Purchase	21,533	10.76	10.545-11.470	11/25/2020
Purchase	21,118	11.45	10.305-12.190	11/30/2020
Purchase	2,371	10.72	10.525-10.710	12/2/2020
Purchase	9,934	11.31	10.700-11.920	12/3/2020
Purchase	5,287	11.46	10.940-11.500	12/4/2020
Purchase	11,051	12.00	11.910-12.150	12/8/2020
Purchase	24,590	11.75	11.7486-11.9850	12/10/2020

CUSIP No.: 125525584

Purchase	6,405	11.72	11.425-12.070	12/11/2020
Purchase	4,938	11.47	11.450-11.500	12/14/2020
Purchase	1,587	11.50	11.500-11.500	12/15/2020
Purchase	6,045	11.98	11.900-12.000	12/17/2020
Purchase	190	11.71	11.690-11.750	12/18/2020
Purchase	6,425	11.99	11.880-12.000	12/21/2020
Purchase	2,991	14.28	13.730-14.600	12/29/2020
Purchase	1,952	14.48	14.345-14.61	12/30/2020
Purchase	3,330	14.28	14.210-14.465	12/31/2020
Purchase	6,238	13.73	13.670-13.795	1/4/2021
Purchase	10,607	14.10	14.000-14.200	1/5/2021
Purchase	8,620	14.49	14.280-14.600	1/6/2021
Purchase	100	13.69	13.600-13.865	1/8/2021
RAVENSWOOD INVESTMENTS III, L.P.
Nature of the Transaction	Amount of Securities Purchased/(Sold)	Weighted Average Price Per Share ($)	Range of Price Per Share ($)	Date of Purchase/Sale
Purchase	250	9.75	9.710-9.850	11/11/2020
Purchase	2,536	10.30	10.220-10.300	11/12/2020
Purchase	19,500	10.63	10.450-10.750	11/13/2020
Purchase	9,750	10.57	10.145-10.700	11/17/2020

CUSIP No.: 125525584

Purchase	3,120	10.04	9.935-10.210	11/19/2020
Purchase	13,650	10.53	9.800-10.990	11/23/2020
Purchase	13,767	10.76	10.545-11.470	11/25/2020
Purchase	13,501	11.45	10.305-12.190	11/30/2020
Purchase	1,516	10.72	10.525-10.710	12/2/2020
Purchase	6,351	11.31	10.700-11.920	12/3/2020
Purchase	3,380	11.46	10.940-11.500	12/4/2020
Purchase	7,065	12.00	11.910-12.150	12/8/2020
Purchase	15,722	11.75	11.7486-11.985	12/10/2020
Purchase	4,095	11.72	11.425-12.070	12/11/2020
Purchase	3,157	11.47	11.450-11.500	12/14/2020
Purchase	1,014	11.50	11.500-11.500	12/15/2020
Purchase	3,865	11.98	11.900-12.000	12/17/2020
Purchase	121	11.71	11.690-11.750	12/18/2020
Purchase	1,912	14.28	13.730-14.600	12/29/2020
Purchase	1,248	14.48	14.345-14.610	12/30/2020
Purchase	2,129	14.28	14.210-14.465	12/31/2020
Purchase	911	14.10	14.000-14.200	1/5/2021
Purchase	5,062	14.49	14.280-14.600	1/6/2021
Purchase	1,900	13.69	13.600-13.865	1/8/2021
JOHN S. MORAN
Nature of the Transaction	Amount of Securities Purchased/(Sold)	Weighted Average Price Per Share ($)	Range of Price Per Share ($)	Date of Purchase/Sale
Purchase	5,000	10.14	10.06-10.15	11/10/2020